As filed with the Securities and Exchange

Commission on August 24, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

AMENDMENT NO. 1

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AGILE SOFTWARE CORPORATION

(Name of Subject Company (Issuer))

AGILE SOFTWARE CORPORATION

(Name of Filing Person (Offeror))

Options To Purchase Common Stock

Par Value $0.001 Per Share with An Exercise

Price of $6.76 Per Share or Greater

(Title of Class of Securities)

00846X105

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Kenneth M. Siegel

Senior Vice President and General Counsel

Agile Software Corporation

6373 San Ignacio Avenue

San Jose, California 95119

Telephone: (408) 284-4000

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Sally J. Rau, Esq.

Michael T. Frank, Esq.

DLA Piper Rudnick Gray Cary US LLP

2000 University Avenue

East Palo Alto, CA 94303

Telephone: (650) 833-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 to Tender Offer on Schedule TO (this “Amendment”) amends and supplements our statement filed with the Securities and Exchange Commission on July 8, 2005 (“Schedule TO”). The Schedule TO relates to our offer to certain employees to exchange certain of their outstanding stock options to purchase shares of our common stock, par value $0.001 per share, for options to purchase shares of our common stock, par value $0.001 per share, with an exercise price of $0.001 per share upon the terms and subject to the conditions in the Exchange Offer dated July 11, 2005 (the “Exchange Offer”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments and supplements thereto, constitute the “offer”). This Amendment is the Final Amendment, and reports the results of the offer.

The information in the Exchange Offer and the Letter of Transmittal is incorporated in this Amendment No. 1 by reference in answer to all applicable items in this Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.

Unless the context requires otherwise, references in this Schedule TO to “Agile,” “we,” “us,” “our,” and “ours” mean Agile Software Corporation and its subsidiaries.

ITEM 4.	Terms of the Transaction.

The offer expired at midnight, Pacific Daylight Time, on August 19, 2005, and we have accepted for exchange pursuant to the offer options to purchase an aggregate of approximately 11,402,000 shares of our common stock. Each eligible employee who validly tendered eligible options pursuant to the offer will be granted a new stock option as soon as reasonably permissible, effective immediately following the expiration of the offer as noted above. We will grant new options to purchase an aggregate of approximately 3,801,000 shares of our common stock in exchange for the options accepted for exchange pursuant to the offer.

ITEM 12.	Exhibits.

(a)(1)(A)	Exchange Offer, dated July 11, 2005.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of E-mail Message From CEO to All Option Holders.*

(a)(1)(D)	Form of E-mail Message to Eligible Option Holders.*

(a)(1)(E)	Form of E-mail Message from CEO to Tendering Option Holders Reporting Results of Offer.

(a)(1)(F)	Form of Notice of Withdrawal.*

(a)(1)(G)	Form of Presentation Material to be used in connection with optionee presentations explaining the option exchange.*

(a)(1)(G)	Agile Software Corporation Annual Report on Form 10-K for the fiscal year ended April 30, 2004, filed with the Securities and Exchange Commission on July 14, 2004 and amended by Form 10-K/A filed with the Securities and Exchange Commission on June 17, 2995, both of which are incorporated herein by reference.

(a)(1)(H)	Agile Software Corporation Quarterly Report on Form 10-Q for the nine months ended January 31, 2005, filed with the Securities and Exchange Commission on March 14, 2005 and incorporated herein by reference.

(a)(1)(I)	Agile Software Corporation Proxy Statement for our 2004 annual meeting of stockholders, filed with the SEC on August 13, 2004 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Agile Software Corporation 1995 Stock Option Plan, as amended. Filed with the Securities and Exchange Commission on Registration Statement filed on Form S-1, Registration No. 333-81387 and incorporated herein by reference.

(d)(2)	Agile Software Corporation 2000 Nonstatutory Stock Option Plan, as amended. Filed with the Securities and Exchange Commission on Registration Statement filed on Form S-8, Registration No. 333-35416 and incorporated herein by reference.

(d)(3)	Revised Form of New Option Agreement (United States)

(d)(4)	Revised Form of New Option Agreement (International)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AGILE SOFTWARE CORPORATION

Dated: August 24, 2005	By:	/S/ CAROLYN V. AVER
	Name:	Carolyn V. Aver
	Title:	Executive Vice President and Chief Financial Officer